FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   4 May, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. April traffic statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  4 May, 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          April Traffic Statistics




TRAFFIC AND CAPACITY STATISTICS - April 2006


Summary of the headline figures


In April 2006,  passenger capacity,  measured in Available Seat Kilometres,  was
4.2 per cent above April 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 9.8 per cent. This resulted in a passenger load factor up 4 points versus last year, to 78.7 per cent. The increase in traffic comprised a 3.8 per cent increase in premium traffic and a 10.9 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 1.3 per cent. Overall load factor rose by 2.9 points to 71.6 per cent.


As highlighted last month, the timing of Easter this year has reduced premium volumes and benefited non premium volumes in April.


Market conditions


Market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.


Strategic Developments


British Airways increased the fuel surcharge on its longhaul flights from Friday April 21, 2006 as a result of further rises in the price of fuel. The longhaul fuel surcharge on tickets sold and issued in the UK increased from GBP30 per sector to GBP35 per sector (GBP70 return trip). The shorthaul fuel surcharge remained unchanged at GBP8 per sector (GBP16 a return trip). The annual fuel bill for 2005/2006 is expected to be some GBP1.6 billion. We estimated previously that this would rise by GBP400 million in 2006/2007 but at these high fuel prices, we would now expect this year's fuel bill to be GBP600 million higher at GBP2.2 billion.


The company announced a radical shake-up of its short-haul air fares with one-way all-inclusive tickets starting at GBP29. All non-changeable economy tickets have been scrapped with air travellers able to change their flights, no matter what they have paid for the ticket, up to midnight the day before departure. The airline increased the flexibility of its lowest priced tickets in response to feedback from its customers who increasingly need to change their flight bookings at short notice due to altering schedules. The move increases the number of changeable tickets on sale by 15 million a year.


In his first major speech on the environment, Willie Walsh, chief executive of British Airways, said the European Commission should keep its plans for aviation emissions trading simple and practical. He urged the Commission not to risk delaying the extension of its carbon trading scheme to airlines by making the arrangements too complicated. Addressing Ireland's National Management Conference in Co Wicklow, he said it was vital to bring the EU scheme into operation to demonstrate the aviation industry's commitment to addressing its impact on global warming. But he warned that the size of aviation's share of global carbon emissions was sometimes overstated. Mr Walsh said the European scheme should apply, initially at least, to flights within the EU only.


The company met with its trade unions to hear their joint response to the proposal to address the GBP1 billion past deficit in the New Airways Pensions Scheme (NAPS). Further talks were agreed.


British Airways made a GBP500,000 donation to help rebuild 11 schools devastated in the South Asia earthquake last autumn. The money, which was raised through the British Airways Change for Good Programme, has been given to UNICEF as part of the airline's continuing support of relief efforts across the region.


                                      ends


May 4, 2006                                               035/TC/06




BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                           Month of April

BRITISH AIRWAYS GROUP                                          Change
SCHEDULED SERVICES                    2006           2005         (%)
Passengers carried (000)
UK/Europe                             1959           1923         +1.9
Americas                               670            622         +7.6
Asia Pacific                           160            140        +14.2
Africa and Middle East                 280            239        +17.1
Total                                 3068           2924         +5.0

Revenue passenger km (m)
UK/Europe                             1848           1753         +5.4
Americas                              4513           4158         +8.6
Asia Pacific                          1606           1443        +11.3
Africa and Middle East                1863           1599        +16.5
Total                                 9830           8952         +9.8

Available seat km (m)
UK/Europe                             2592           2684         -3.4
Americas                              5472           5253         +4.2
Asia Pacific                          2017           1929         +4.6
Africa and Middle East                2403           2112        +13.8
Total                                12486          11979         +4.2

Passenger load factor (%)
UK/Europe                             71.3           65.3         +6.0 pts
Americas                              82.5           79.1         +3.4 pts
Asia Pacific                          79.6           74.8         +4.8 pts
Africa and Middle East                77.5           75.7         +1.8 pts
Total                                 78.7           74.7         +4.0 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                   404            398         +1.3
Total RTK                             1380           1287         +7.3
Available tonne km (m)                1928           1873         +3.0

Overall load factor (%)               71.6           68.7         +2.9 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.


Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.


                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602